

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Via E-mail
Michael J. McCann
Chief Financial Officer
PHI, Inc.
2011 SE Evangeline Thruway
Lafayette, LA 70508

   Re: PHI, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 14, 2012
      Schedule 14C
      Filed April 12, 2012
      File No. 000-09827

Dear Mr. McCann:

  We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Results of Operations, page 22

1. We note that direct expenses were approximately 88 percent of total operating expenses for the year ended December 31, 2011. We also note that while you quantify the change in major sub-categories of direct expenses, such as fuel, aircraft rent, insurance and employee compensation, you do not quantify the amount of the expense. In order to provide your investors with context for the quantified changes in these major sub-categories, we believe you should revise future disclosures to quantify the amounts of underlying expenses, preferably in a table. Please revise as appropriate.

Consolidated Statements of Operations, page 35

2. We note that you present gains and losses from disposition of assets and interest income immediately following operating revenues and prior to the operating expenses. We acknowledge these items were not material to the years presented. However, to avoid potential confusion by your investors, please revise your presentation in future filings to present these items as components of operating expenses or other income and expenses, as appropriate. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 38

3. For consistency with the description of your policy elsewhere in the filing, please revise your policy here to clarify that revenues related to the Air Medical segment are also recorded net of estimated uncompensated care.

Schedule 14C filed April 12, 2012

Compensation Discussion and Analysis, page 9

4. We note in the Summary Compensation Table on page 13 that in 2011 you granted RSUs to your CEO but not to any other named executive officers. We also note that in 2010 you granted RSUs to several of your named executive officers but not to your CEO. Please confirm to us that in future filings you will discuss how each determination was made as to when each award would be granted, pursuant to Item 402(b)(2)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Brown at 202- 551-3859 if you have any questions regarding comment number four or contact Theresa Messinese at 202-551-3307 if you have questions regarding the other comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief